# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C.  20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)
**July 24, 2008 (July 22, 2008)**



# Janus Capital Group Inc.
(Exact name of registrant as specified in its charter)

| **DELAWARE** | **001-15253** | **43-1804048** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission file number) | (IRS Employer Identification Number) |

**151 DETROIT STREET**
**DENVER, COLORADO 80206**
(Address of principal executive offices)  (Zip Code)

Registrant's telephone number, including area code
**(303) 691-3905**

**Not Applicable**
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02**          **Results of Operations and Financial Condition.**

On July 24, 2008, Janus Capital Group Inc. issued a press release reporting its financial results for the second quarter 2008. Copies of that press release and the earnings presentation are being furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report.

**Item 8.01**          **Other Events.**

On July 22, 2008, the Board of Directors authorized the expenditure of up to $500 million to repurchase shares of the Company's common stock on the open market and through block sales and private transactions. This new stock repurchase program will take effect when the current $500 million program is completed. The new stock repurchase program has no deadline for completing any repurchases.

**Item 9.01**          **Financial Statements and Exhibits.**

*Exhibits*

99.1     Janus Capital Group Inc. press release reporting its financial results for the second quarter 2008

99.2     Janus Capital Group Inc. second quarter 2008 earnings presentation

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Janus Capital Group Inc.

Date: July 24, 2008

By: /s/ Gregory A. Frost
Executive Vice President and
Chief Financial Officer

2

# EXHIBIT INDEX

| Exhibit No. | Document |
|---|---|
| 99.1 | Janus Capital Group Inc. press release reporting its financial results for the second quarter 2008 |
| 99.2 | Janus Capital Group Inc. second quarter 2008 earnings presentation |